Exhibit (d)(29)

Schedule A

Trusts and Portfolios Covered by the Sub-Advisory Agreement, dated as of April 1, 2015, between

FMR Co., Inc.

and

FMR Investment Management (U.K.) Limited

Name of Trust	Name of Portfolio	Type of Fund	Effective Date
Fidelity Central Investment Portfolios LLC	Fidelity Floating Rate Central Fund	Fixed-Income	07/17/2008
Fidelity Central Investment Portfolios LLC	Fidelity High Income Central Fund 1	Fixed-Income	07/17/2008
Fidelity Central Investment Portfolios LLC	Fidelity High Income Central Fund 2	Fixed-Income	07/17/2008
Fidelity Central Investment Portfolios LLC	Fidelity Specialized High Income Central Fund	Fixed-Income	07/17/2008

Agreed and Accepted

as of July 1, 2015

FMR Co., Inc.	FMR Investment Management (U.K.) Limited

By: /s/William E. Dailey By: /s/Mark Flaherty

Name: William E. Dailey Name: Mark Flaherty

Title: Treasurer Title: Director